Exhibit 4.10

Summary of Construction Supervision Contract with Shanghai Feng Xian Construction Management Co. Ltd.

On October 4, 2009, Shanghai Jinpan Electric Co. Ltd. (the “Company”) entered into an agreement (“Agreement”) with Shanghai Feng Xian Construction Management Co. Ltd. (the “Construction Supervisor”) for construction supervision and management services for the construction of 8,500 square meters of industrial buildings under construction at the Company’s Shanghai facility.

The term of the Agreement is six (6) months beginning on October 4, 2009 and ending on April 3, 2010.  The Construction Supervisor provides project management services and oversees quality and work place safety.

The total price for the construction supervision and management services is RMB 105,000 payable in several installments depending on the progress of the construction. The Company agreed to pay the Construction Supervisor fifty percent (50%) of the contract price , or RMB 52,500, within 10 calendars of signing the Agreement, thirty percent (30%) of the contract price, or RMB 31,500, after completion of the main structures,  and the remaining twenty percent (20%), or RMB 21,000, after inspection and acceptance of the buildings.